U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------



                                 AMENDMENT NO. 2
                                   FORM 10-SB



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934
                               -------------------

                             GIFT LIQUIDATORS, INC.
                             ----------------------
                 (Name of small business issuer in its charter)

                OKLAHOMA                                73-0731559
                --------                                ----------
     (State or Jurisdiction of                          (I.R.S. Employer
     Incorporation or Organization)                     Identification No.)

4020 Will Rogers Pkwy., Suite 700, Oklahoma City, Oklahoma       73108
(Address of principal executive offices)                       (Zip Code)

                     Issuer's telephone number: 405-948-8555


           Securities to be registered under Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered

                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I
                                                                            Page

Item 1.  Description of Business...........................................    3

Item 2.  Management's Discussion and Analysis or Plan of Operations........    8


Item 3.  Description of Properties.........................................   17

Item 4.  Security Ownership of Certain Beneficial Owners and Management....   17

Item 5.  Directors and Executive Officers, Promoters and Control Persons...   18

Item 6.  Executive Compensation............................................   20

Item 7.  Certain Relationships and Related Transactions....................   20

Item 8.  Description of Securities.........................................   20


                                     PART II


Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and other Stockholder Matters.....................................   22

Item 2.  Legal Proceedings.................................................   22

Item 3.  Changes in and Disagreements with Accountants.....................   22

Item 4.  Recent Sales of Unregistered Securities...........................   22

Item 5.  Indemnification of Directors and Officers.........................   22


                                    PART F/S


Financial Statements and Supplementary Data................................  F-1


Index to Exhibits


Signature Page    .........................................................   23

                                     PART I

Item 1. Description of Business.


     Gift Liquidators, Inc. (the "Company") is a wholesale distributor of a diverse line of gift and novelty products that are acquired in closeout from other gift developers, distributors and wholesalers. To date, all of the products have been acquired from Laid Back Enterprises Corporation ("Laid Back"), a private company affiliated with the Company and owned by the Company's executive officers. Laid Back was formerly known as LBE Transition, Inc. The Company is looking for additional sources of products and to develop additional sales through an internet presence. The Company also operates a seasonal retail business for its products during the Christmas holiday season.

     The Company sells its products through trade shows, catalogues and independent sales representative sales firms. Retailers selling the Company's products throughout the United States include specialty gift stores as well as department stores and in some cases discounters. Neither the Company nor the business that it is in is subject to any significant government regulations.

     The principal executive offices of the Company are currently shared with Laid Back at 4020 Will Rogers Parkway, Suite 700, Oklahoma City, Oklahoma 73108 and its telephone number is (405) 948-8555.

History

     The Company was incorporated under Oklahoma law on September 4, 1963 as Dorsett Educational Systems, Inc. From 1963 through the mid 1980's, the Company was in the business of developing and marketing educational material. During that same period, the stock of the Company was publically traded.


     In 1990 that Company acquired in a stock for stock exchange from Max Colclasure a privately owned business that developed marketed and distributed a diverse line of gift and novelty products and changed its name to Laid Back Enterprises, Inc. From that date until December, 2002 the Company had two distinct business segments: (1) the development, marketing and distribution of new gift and novelty products on a wholesale, business-to-business basis; and
(2) a seasonal retail and wholesale close-out distributor of gift and novelty items.

     In December 2002 the shareholders of the Company approved the split-off of the product development and distribution business under the name LBE Transition, Inc. to Max Colclasure and Ron Hurt in exchange for a substantial amount of their stock in the Company. The purpose of the split-off was to allow the two different business segments of the Company to do business with competitors and to enhance access to financing by allowing banks and the financial community to focus separately on the different businesses. Following the split off, the Company limited its business to the seasonal retail sales and the sales and marketing of close-out gift and novelty items of both Laid Back products and other companys' products. It has not and does not intend to develop, manufacture or distribute new gift and novelty products.

     Prior to the split-off, Mr. Colclasure and his wife owned 2,947,289 shares of the Company common stock representing 64.7% of the issued and outstanding shares. Mr. Hurt and his wife owned 292,218 representing 6.4% of the issued and outstanding shares. Under the terms of the split-off agreement, the Colclasures exchanged 2,500,237 of their shares in the Company and the Hurts exchanged all of their shares in the Company for all of the issued and outstanding shares of LBE Transition, Inc. Such transaction qualified as a tax free split-off under ss.368(d) of the Internal Revenue Code. At that same meeting the shareholders approved the change of the Company's name to Gift Liquidators and the split-off business changed its name from LBE Transition, Inc. to Laid Back.

Relationship with Laid Back

     Under the split-off agreement between the Company and Laid Back all of the employees of the Company went to work for Laid Back and under an administrative services agreement between the companies, certain administrative functions, facilities and personnel have been shared until the Company establishes its own administrative operating systems and hires its own personnel. Under a tax sharing agreement between the companies, tax benefits, liabilities and carry forwards were allocated between the companies as a result of the split-off. The administrative services agreement, for which the Company reimburses Laid Back, includes sales, marketing, accounting and customer service.

     The Company has acquired all of its inventory from Laid Back at prices estimated to be the fair market value. Merchandise acquired from Laid Back includes silk floral arrangements, apparel items, pet products and age related novelty gifts. There is a potential conflict of interest between the companies in these inventory transactions, See "Risk Factors - Conflicts of Interest" and "- Dependence on Laid Back."

Products and Wholesale Operations

     The Company intends to acquire gift merchandise at a discount from manufacturers selling excess inventory and from Laid Back. To date, the Company has acquired all of its inventory from Laid Back. The Company has been in discussions with other manufacturers of gift items to purchase their close-out inventory but has yet to enter into a transaction with a seller other than Laid Back. Currently the Company is liquidating silk floral arrangements, apparel items, pet products and age related novelty gifts.

Customers

     The Company's core customers are approximately 12,000 independent gift retailers throughout the country. In addition, it sells to national chains, mass merchants, department stores and catalogers. Most of those core customers are also customers of Laid Back. During 2003, the Company had one customers with sales exceeding 5% of the Company's sales: Steinmart 12.4%. The Company is exploring the use of E-Bay as a potential avenue to sell inventory but has not yet begun selling through E-Bay.

Retail Operations

     Annually, during December, the Company operates a retail store operation at 4020 Will Rogers Parkway in Oklahoma City to liquidate small quantities of close out merchandise during the Christmas season. The store only remains open for approximately one month. Occasionally, the Company will open the retail store operation during the spring around Mothers Day or Valentines Day depending on the merchandise available in its inventory. The retail operation accounts for less than 5% of annual sales and is not a material component of the Company's sales.

     The Company has acquired all of its inventory from Laid Back. Merchandise acquired from Laid Back includes silk floral arrangements, apparel items, pet products and age related novelty gifts.

Seasonality

     The Company historically (both before and after the split-off) has experienced and expects to continue to experience certain seasonal fluctuations in its sales and net income due primarily to the seasonal nature of gift items and floral arrangements. The Company generally has experienced relatively lower sales for the first half of the calendar year, and a substantial increase in sales from the summer vacation season through the Christmas holiday season. The Company expects this trend to continue for the foreseeable future.

Competition

     The Company operates in a large and highly fragmented industry characterized by multiple and relatively undeveloped channels of distribution. The Company competes with numerous developers and distributors of gift and novelty items including to some degree businesses that sell close-out or slow merchandise to the Company. The barriers to entry in the gift and novelty business are relatively low and there are a significant number of companies both domestic and foreign that develop and sell gift and novelty items at low prices.


Growth of Business

     The Company intends to grow its business through identifying new sources of close-out gift and novelty items and marketing those items through the Company's current distribution channels. The Company's limited financial resources will limit its growth unless it can secure appropriate financing or capital or growth through acquisition of similar businesses using debt or equity securities.

     The Company will consider strategic acquisition of other small companies that will provide growth to the Company. In light of the size of the Company and its financial resources, it is likely that any such acquisition would be through either the use of debt or equity securities or a combination of both. While the Company's current business is in wholesale and retail sales of close-out gift and novelty items, if the Company grows through acquisitions, there is no assurance that such acquisitions will be of similar businesses. The Company has not identified any other companies and is not in discussions with anyone at this time.


Administrative Offices

     The Company currently maintains offices and warehouse facilities at 4020 Will Rogers Parkway, Suite 700, Oklahoma City, Oklahoma 73108 and additional warehouse space at 10 S. MacArthur, Oklahoma City, Oklahoma 73108 which are also the facilities for Laid Back. The Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining additional office or warehouse facilities at any time in the foreseeable future. The Company pays for the facilities, personnel and for other services under an administrative services agreement with Laid Back.

Employees

     The Company currently has no full time employees. The Company contracts with Laid Back for providing personnel as well as other services under an administrative services agreement. See "Risk Factors - Conflicts of Interest."

Risk Factors

     Close-Out Products. The Company's business is liquidation of slow moving and closeout gift merchandise. Because consumer preferences can and do change rapidly, the Company's success will ultimately depend on its ability to identify products that are still marketable and priced at a point where the Company can sell its products quickly enough to generate a profit before the demand diminishes.

     Need For Additional Financing. The Company has very limited funds. In order to grow its business the Company will have a need for additional working capital. The Company may seek such capital through acquisitions, debt financing, consignment agreements or equity offerings. Any acquisitions or equity financing would be dilutive to shareholders. Adequate funds may not be available when needed or on terms acceptable to the Company. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations significantly without additional capital or substantial dilution through issuance of stock for an acquisition. The Company's probable inability to grow or diversify its activities will subject the Company to economic fluctuations as a liquidator or slow or old inventory within the gift industry and therefore increase the risks associated with the Company's operations.

     Dependence on Laid Back. Under the administrative services agreement, the Company relies on Laid Back to provide it with facilities, personnel, financial and managerial services. Until the Company can increase its business it is limited to using Laid Back for providing these critical services. Laid Back has also provided 100% of the products the Company has distributed. If Laid Back ceased selling product to the Company or offered it for sale at prices higher than the Company could reasonably re-market and make a profit, the Company would be forced to seek other suppliers under terms or prices that might not be favorable.


     Dependence upon Management; Limited Participation of Management. The Company currently has only two individuals who are serving as its officers on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to develop its business, and may, from time to time, find that the inability of the officers to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan or a loss to the business.


     Indemnification of Officers and Directors. Oklahoma Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

     Director's Liability Limited. Oklahoma Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers who own Laid Back. Those officers have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. Laid Back is also the only current supplier to the Company which can create a conflict. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company.

     Competition. The Company competes with numerous developers and distributors of gift and novelty items including to some degree businesses that sell closeout or slow merchandise to the Company. The barriers to entry in the gift and novelty business are relatively low and there are a significant number of companies both domestic and foreign that develop and sell gift and novelty items at low prices.

     No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     No Public Market Exists. The Company's stock had limited trading over 20 years ago. There has been no meaningful public market for the Company's shares of stock since. After this registration under the `34 Act, the Company intends to list the stock for trading with the NASD Bulletin Board. There can be no assurance that a market will develop or that if developed it will be sustained. The current stockholders and purchasers of the Company's securities may therefore have difficulty in selling such securities should they desire to do so. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the potentially low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     Regulation of Penny Stocks. The Company's securities, when available for trading, may be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For transactions covered by the rule, the broker-dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Prior to a transaction in a penny stock, a broker-dealer must also deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock markets. The broker-dealer must also provide the customer with current bid and ask quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     Rule 144 Sales. All of the outstanding shares of Common Stock held by present officers and directors would be considered "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws.

     Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. The balance of the issued and outstanding shares of the Company were either sold initially by the Company in a registered offering in the 1960's or have been held substantially in excess of two year. Non-affiliate shareholders who have held their shares for under Rule 144(K) two years are eligible to have freely tradable shares.


Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition.

     The financial and business analysis below provides information which the Company believes is relevant to an assessment and understanding of the Company's financial condition and results of operations. You should read the following discussion of our financial condition and results of operations with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in this Annual Report under the heading of "Risk Factors". Actual results may differ materially from those contained in any forward-looking statement.

Results of Operation

                                                  Nine Months
                                  Year Ended         Ended         Year Ended
                                 Dec. 31, 2003  Dec. 31, 2002* March 31, 2002**
Summary of Operations (000's)    -------------  -------------  ----------------
     Net Sales                        383             394              87
     Cost of Goods                    293             206              51
                                     ----            ----            ----
     Gross Profit                      90             188              36
     Selling & Marketing              103              76              11
     General & Administration          83              18              21
                                     ----            ----            ----
     Income Before Taxes              (96)             94               4
     Income Taxes (Benefit)             0               0               0
                                     ----            ----            ----
     Net Income                       (96)             94               4

Balance Sheet
     Inventory                        315             384             271
     Stockholder's Equity             307             403             325

* The nine months ended December 31, 2002 consolidates the one month ended December 31, 2002 and the eight months ended November 30, 2002 that are presented separately on the statements of operations attached hereto.

** The Company changed its fiscal year end from March 31, to December 31 in 2002.

     The following tables set forth selected results of operations expressed as a percentage of net sales for the period indicated. As a result of operational changes, strategic changes and product mixes, period-to-period comparison of financial results may not be meaningful and the results of our operations for historical periods may not be indicative of our future results.

                                  Year Ended     Nine Months Ended   Year Ended
                                  December 31,      December 31,      March 31,
                                     2003               2002*           2001
                                     ----               ----            ----
Net Sales                           100.0%             100.0%          100.0%
Cost of Goods                        76.5               52.4           58.6
Gross Profit                         23.5               47.6           41.4
Selling & Marketing                  26.9               19.2           12.6
General & Administration             21.7                4.6           24.2
Net Income                          (25.1)%             23.8%           4.6%

Segments

     The Company operates in one core segment. The Company's core business is the wholesale distribution of a diverse line of gift and novelty products that are acquired in closeouts from gift developers and distributors. The Company also operates a seasonal retail store operation to liquidate small quantities of close out merchandise during the Christmas season. The store operation remains open for approximately one month. The retail operation accounts for less than 5% of annual sales and management does not consider it as a material or significant component of its core business and thus, has not presented this operation separately from the core wholesale close out business.

Year Ended December 31, 2003 compared with Year Ended December 31, 2002


     The tables presented above and the discussion below this paragraph consolidate the one month ended December 31, 2002 and the eight months ended November 30, 2002 that are presented separately on the statements of operations attached hereto. In the one month ended December 31, 2002, $15,871 of the total monthly sales of $24,543, approximately 65% of total sales for this one month, relates to the operation of the Company's retail Christmas store. The retail store operation sales of $15,871 constitutes less than 5% of the annualized sales and is not a significant item except in the one month period of December. Because the retail store operations in 2003 are not broken out and the retail operations are not a significant component of the Company's core business on an annual basis, management believes that it is more informative to present a 2003 versus 2002 comparative discussion on the combined one and eight month periods.


     Net Sales decreased 3% to $383,000 for the year ended December 31, 2003 from $394,000 for the year ended December 31, 2002.

     Gross profit, defined as net sales less cost of goods, declined approximately $98,000 to $89,940. in the year ended December 31, 2003. The increase in cost of goods sold percentage from 52.4% in the year ended 2002 to 76.5% in the year ended December 31, 2003 was driven primarily by the continuing changing in product mix. The product mix can have a large impact on the Company's cost of goods, gross margin, selling expense and profits. A change in the product mix can cause wide fluctuations in each of the components of profit. The gross margin that the Company can make on a product varies with a variety of factors, including, but not limited to, original and current popularity of the product, shelf life of the product, how recently the product was discontinued by the manufacturer and buying power of the customer. Products acquired by the Company that have been recently discontinued by the manufacturer tend to have higher retained value and thus, the Company may get smaller discounts when purchasing more current product. Products that are perishable or have a limited shelf life can lose significant value the longer they are held. Major customers have the buying leverage to demand larger discounts from the Company in order to move significant volumes.

     During 2002, the Company sales were primarily silk floral arrangements versus dried floral arrangements in 2003. The dried floral arrangements were acquired prior the manufacturers discontinuance of this line at approximately the manufacturers cost. The dried floral lines, because it is dried plant, also has a limited shelf life, putting a premium on moving the product as quickly as possible. Several large customers, with the ability to purchase significant quantities, negotiated and purchased dried floral arrangements significantly below the margins received on the silk floral arrangements sold in 2002. Silk floral arrangements do not have as limited a shelf life and original manufacturers sales demand was very good. The Company was able to liquidate the silk floral arrangements at more favorable prices over a longer period than the dried floral arrangements. The change in product mix from silk floral arrangements in 2002 to dried floral arrangements in 2003 negatively impacted 2003 cost of goods, profit margins, selling expenses and net profits compared to 2002.

     Because of the limited selection of items, the sporadic nature of sales and the factors mentioned above, sales in any period many not be reflective of what the Company may sell in any other period or the gross margins it may expect to receive.

     Selling & marketing and general & administrative costs increased approximately $92,000 in the December 31, 2003 period over the same 2002 period. The Company incurred approximately $28,000 in legal and public accounting fees in 2003 associated with auditing the financial records of the Company for the past two years, and preparing to submit Form 10SB. The Company incurred no expenses for these items in 2002. It is anticipated that expenses related to filing the initial Form 10SB will continue at least through the 1st half of 2004. Additionally, in 2003, the Company incurred expenses of approximately $7,000 for the production of new catalog and selling materials compared to no expense in this category for 2002. Allocations were increased from $1000 per month in 2002 to $3500 per month in 2003 to reflect the additional administrative cost and time required to be devoted to Gift Liquidators business by Laid Back personnel under the administrative services agreement.

     Shipping and warehouse costs are allocated based on the amount of warehouse space taken up by the Companies inventory. Marketing and sales expenses, including show expense, is allocated based on the GLI sales to total GLI and Laid Back sales. Commissions are charged at 15% of sales. Catalogs and selling materials are allocated based on the total catalog page space to total catalog pages. Insurance and ad valorem taxes are charged based on the value of the inventory. Marketing, accounting and administration (including supplies and utilities) are billed at $1500, $1000 and $1000 flat fee monthly, respectively. For the year 2003, approximately $100,094 was billed for selling and marketing expense, $41,757 for general and administration and $14,166 for shipping expenses under the administrative services agreement entered into December 20, 2002. The following table lists the expenses billed in 2003 under the administrative services agreement:

                      2003 Administrative Services Billings

                                                         2003             2002
                                                       --------         --------
Marketing and Sales
-------------------
Commissions                                            $ 58,454         $ 58,272
Catalog and Selling                                       6,648            4,012
Show and travel                                           2,262             --
Marketing and sales                                      18,000             --
Rent                                                     14,730           13,954
                                                       --------         --------
     Total Marketing and Sales                          100,094           76,238
                                                       --------         --------

Administrative
Accounting and administrative                            12,035           17,000
Insurance                                                 2,754             --
Office Expense                                           12,262              720
Christmas Store                                          11,273             --
Taxes                                                     3,433              438
                                                       --------         --------
     Total Administrative                                41,757           18,158
                                                       --------         --------

Shipping                                                 14,166           10,886
                                                       --------         --------

     Total billed by Laid Back                         $156,017         $105,282
                                                       ========         ========

Management believes that the allocation method used provides a reasonable estimate of services provided and the benefits received by GLI.

     Sales are currently dependent upon Laid Back providing merchandise to the Company at prices attractive enough to generate a profit. Until the Company generates additional sources of close out merchandise beyond Laid Back, the items available and/or the prices that the Company could acquire these items in future period could materially affect the gross margin the Company could make. The Company has purchased all of its inventory from Laid Back at the estimated lower of cost or realizable market value. Prior to the split off, essentially all Laid Back discounted items were transferred to the Company. Subsequent to the split off, discontinued items that have a material value and an estimated inventory liquidation period of greater than one year at normal wholesale pricing, are being transferred to the Company.

Year Ended December 31, 2002 vs. Year Ended March 31, 2002

     Net sales increased 354% to approximately $394,000 in the nine months ended December 31, 2002 from approximately $87,000 in the year ended March 31, 2002. This increase in net sales was primarily attributable to silk floral arrangements transferred to the Company in late 2002.

     Cost of sales increased approximately $155,000 from the year ended March 31, 2002 period. As a percentage of the sales, the gross profit, defined as net sales less cost of goods, increased from 41.4% in the year ended March 31, 2002 period to 47.6% in the nine month period ended December 31, 2002. This change was driven primarily by the continual change in product mix. Sales for the December 31, 2002 nine month period were composed of a higher proportion of silk floral arrangements and carried higher margins than the products sold in the year ending March 31, 2002 period. As discussed, above, the silk floral items the Company had available, were well received by customers in late 2002 and the Company received higher gross margins.

     Selling and marketing expense in the nine months ended December 31, 2002 of $76,000 was an increase of $65,000 from the $11,000 incurred in the March 31, 2002 period. This increase is primarily attributable to increased commission expense on increased sales.

     As a percentage of sales, general and administrative expense of 24.2% in the year ended March 31, 2002 was due to fixed operating costs on a low sales base.

Liquidity and Capital Resources

     We have financed our operations primarily from operations and trade credit from Laid Back. Since Laid Back ships and collects the Company's merchandise under an administrative agreement, the Company is dependent upon the timely payment from Laid Back to adequately provide cash to operate the Company. At December 31, 2003, payables to Laid Back were approximately $20,000 versus receivables of approximately $69,000 on December 31, 2002. This payable is the result of acquiring silk floral close out merchandise from Laid Back. The Company generated limited cash from operations in the year ended December 31, 2003.

     Inventory purchases are financed through vendor credit from Laid Back. It is unlikely that the Company could obtain similar credit terms from other vendors as cash payments are the normal form of payment to manufacturers for liquidation inventory. It would be necessary for the Company to liquidate a portion of its current inventory to fund cash purchases from other vendors. Due to the nature of the product mix, the timing of significant sales is not predictable. The limited liquidity and the availability of cash from selling current inventories may result in the Company being unable to make purchases that it might otherwise make.

     The Company has not generated significant sales or earnings. The limited activity in cash generated from operations in the year ended December 31, 2003 and the dependence on trade financing for inventory, make the Company believe that it may need to seek a merger partner with more financial resources for the Company to grow its business. Laid Back extends the Company credit to purchase its close out inventory "trade credit" which the Company is unlikely to receive from other manufacturers as most close out merchandise is sold on cash terms. The size and nature of the Company's business make it unlikely that the Company would be able to obtain conventional bank lending for its liquidity or inventory needs.

     The Company had no fixed assets and approximately $12,000 in liabilities at December 31, 2003. The tax obligation reflected on the December 31, 2002 financial statement arose from the profits on the combined business of the Company and Laid Back prior to the split off. Pursuant to a tax agreement, Laid Back was responsible for the obligation. On the balance sheet of December 31, 2002, the obligation is reflected as a receivable from affiliated entity and income tax payable. Laid Back paid the $50,112 tax obligation in September 2003 with the filing of the Federal and State Income Tax returns and the obligation was extinguished. The Company does not currently contemplate purchasing any fixed assets or incurring any debt other than trade payable generated from its operations or inventory purchases in the near future.


CRITICAL ACCOUNTING POLICIES

     Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure about Critical Accounting Policies", issued by the Securities and Exchange Commission ("SEC"), advises companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.
Note 2 of the Notes to the Company's Annual Financial Statements for the year ended December 31, 2003, includes a summary of the significant accounting policies and methods used in the preparation of the Company's Financial Statements. The following is a brief discussion of those accounting policies and methods used by the Company which require subjective judgments and are considered critical to understanding the Company's financial condition, results of operations and cash flows.

Inventory

     The Company values inventory at the lower of the actual cost or its current estimated market value. The Company regularly reviews inventory quantities on hand, by item, and records a provision for excess inventory based primarily on the Company's historical experience and estimated forecast of product demand using historical data relative to the quantity on hand for each item. A significant decrease in demand for the Company's products could result in an increase in the amount of excess inventory, however, the Company manages inventory and product purchases to minimize this risk.

Revenue Recognition

     GLI recognizes revenue at the point of sale which occurs when inventory is shipped to its customers. The Company sells merchandise "as is" with no returns except merchandise damaged in shipment. The Company believes that returns are not a material item.

OFF BALANCE SHEET ARRANGEMENTS

     The Company is party to an administrative services agreement and tax sharing agreement with Laid Back, incorporated herein by reference, but the Company is not party to any off balance sheet arrangements as described in item 303 (c) of Regulation S-B.

FORWARD-LOOKING STATEMENTS

     This Annual and Quarterly Report on Form 10-SB contains certain forward-looking statements. Additional written and oral forward-looking statements may be made by the Company from time to time in Securities and Exchange (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases including, but not limited to, "anticipate", "believe", "expect", "intend", "may", "planned", "potential", "should", "will", or "would". The Company cautions readers that results predicted by forward-looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that would cause actual results to differ materially from those indicated in the forward-looking statements. Specific risks and uncertainties include, but are not limited to, the Company's seasonality of revenues, the actions of competitors, the ability to acquire inventory at favorable prices, and the current and future outlook of the global retail market and other factors.


RESULTS OF OPERATIONS - SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

     Net Sales of approximately $191,000 for the six month period ended June 30, 2004 were down about 20% when compared to the approximately $239,000 for the six month period ended June 30, 2003. The bulk of this decline can be attributed to a drop in the sale of floral items beginning in April of 2004. During the first six months of 2004, floral items which have been the largest selling category for the Company the past two years, declined from approximately $105,000 in the six months ended June 30 2003, to approximately $59,000 in the six months ended June 30 2004.

     Gross profit, defined as net sales less cost of goods, declined approximately $31,000 to approximately $60,000 in the six months ended June 30, 2004. The decrease in gross margin percentage from 38.0% in the six months ended June 30, 2003 to 31.4% in the six months ended June 30, 2004 was driven primarily by the continuing changing in product mix. Sales for 2004 were composed of a higher percentage of dried stem floral arrangements which carried smaller margins than the products sold in 2003. Reference is made to the product mix discussion in the annual comparison above.

     Selling and marketing expenses in the six months ending June 30, 2004 declined $21,000 compared to the June 30, 2003 six months, and equaled 22.5% of net sales in the six months ending June 30, 2004 versus 30.2% of net sales for the six months ended June 30, 2003. Administrative cost increases of approximately $6,000 in the June 30, 2004 six months vs. the June 30, 2003 six months were primarily attributable to fees associated with auditing the financial records of the Company for the past two years, and preparing the Form 10-SB submitted in April 2004. Under the above referenced administrative services agreement with Laid Back, the Company was billed $42,928 for sales and marketing services and $18,436 for general and administrative services and $6,008 for shipping services in the six months of 2004 compared to $64,160 for sales and marketing and $16,257 for general and administrative services and $8,950 for shipping in 2003 under the agreement, a cumulative decrease of $21,995. Reference is made to the annual discussion above for description of the allocation methodology.

     Because the limited selection of items, the sporadic nature of sales and the factors mentioned above, sales in any period many not be reflective of what the Company may sell in any other period or the gross margins the Company may expect to receive.

     Sales are currently dependent upon Laid Back providing merchandise to the Company at prices attractive enough to generate a profit. Until the Company generates additional sources of close out merchandise beyond Laid Back, the items available and/or the prices that the Company could acquire these items in future period could materially affect the gross margin the Company could make. The Company has purchased all of its inventory from Laid Back at the estimated lower of cost or realizable market value.

Liquidity and Capital Resources

     We have financed our operations primarily from operations and trade credit from Laid Back. Since Laid Back ships and collects the Company's merchandise under an administrative agreement, the Company is dependent upon the timely payment from Laid Back to adequately provide cash to operate the Company. At December 31, 2003, payables to Laid Back were approximately $12,000 versus receivables of approximately $58,000 on June 30, 2004. The Company generated approximately $17,000 of cash from operations in the six months ended June 30, 2004 and approximately $10,000 for the six months ended June 30, 2003.

     Inventory purchases are financed through vendor credit from Laid Back. It is unlikely that the Company could obtain similar credit terms from other vendors as cash payments are the normal form of payment to manufacturers for liquidation inventory. It would be necessary for the Company to liquidate a portion of its current inventory to fund cash purchases from other vendors. Due to the nature of the product mix, the timing of significant sales is not predictable. The limited liquidity and the availability of cash from selling current inventories may result in the Company being unable to make purchases that it might otherwise make.

     The Company has not generated significant sales or earnings. The limited activity in cash generated from operations in the year ended December 31, 2003 and the June 30, 2004 six months and the dependence on trade financing for inventory, make the Company believe that it may need to seek a merger partner with more financial resources for the Company to grow its business. Laid Back extends the Company credit to purchase its close out inventory, which the Company is unlikely to receive from other manufacturers as most close out merchandise is sold on cash terms. The size and nature of the Company's business make it unlikely that the Company would be able to obtain conventional bank lending for its liquidity or inventory needs.

     The Company had no fixed assets and no trade liabilities at June 30, 2004. The Company does not currently contemplate purchasing any fixed assets or incurring any debt other than trade payables generated from its operations or inventory purchases in the near future.


CRITICAL ACCOUNTING POLICIES

     Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure about Critical Accounting Policies", issued by the Securities and Exchange Commission ("SEC"), advises companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.
Note 2 of the Notes to the Company's Annual Financial Statements for the year ended December 31, 2003, includes a summary of the significant accounting policies and methods used in the preparation of the Company's Financial Statements. The following is a brief discussion of those accounting policies and methods used by the Company which require subjective judgments and are considered critical to understanding the Company's financial condition, results of operations and cash flows.

Inventory

     The Company values inventory at the lower of the actual cost or its current estimated market value. The Company regularly reviews inventory quantities on hand, by item, and records a provision for excess inventory based primarily on the Company's historical experience and estimated forecast of product demand using historical data relative to the quantity on hand for each item. A significant decrease in demand for the Company's products could result in an increase in the amount of excess inventory, however, the Company manages inventory and product purchases to minimize this risk.

Revenue Recognition

     GLI recognizes revenue at the point of sale which occurs when inventory is shipped to its customers. The Company sells merchandise "as is" with no returns except merchandise damaged in shipment. The Company believes that returns are not a material item.


OFF BALANCE SHEET ARRANGEMENTS

     The Company is party to an administrative services agreement and tax sharing agreement with Laid Back, incorporated herein by reference, but the Company is not party to any off balance sheet arrangements as described in item 303 (c) of Regulation S-B.


FORWARD-LOOKING STATEMENTS

     This Annual and Quarterly Report contains certain forward-looking statements. Additional written and oral forward-looking statements may be made by the Company from time to time in Securities and Exchange (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases including, but not limited to, "anticipate", "believe", "expect", "intend", "may", "planned", "potential", "should", "will", or "would". The Company cautions readers that results predicted by forward-looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that would cause actual results to differ materially from those indicated in the forward-looking statements. Specific risks and uncertainties include, but are not limited to, the Company's seasonality of revenues, the actions of competitors, the ability to acquire inventory at favorable prices, and the current and future outlook of the global retail market and other factors.

Item 3.  Description of Property.

     The Company has no real property. The Company does currently maintain an office and warehouse facility with Laid Back at 4020 Will Rogers Parkway, Suite 700, Oklahoma City, Oklahoma 73108 and an additions warehouse facility at 10 S. Mac Arthur, Oklahoma City, Oklahoma 73108. The Company has no rent obligations for the use of these facilities but does pay Laid Back for the use of the facilities, for personnel and for other services under an administrative services agreement. The Company does not believe that it will need to change this arrangement or need more facility space at any time in the foreseeable future in order to carry out its plan of operations described herein.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

MANAGEMENT AND 5% OR GREATER                NUMBER OF           OWNERSHIP
SHAREHOLDERS/BENEFICIAL OWNERS               SHARES             PERCENTAGE
------------------------------               ------             ----------

Max and Debbie Colclasure                   447,052                25.4%
4020 Will Rogers Parkway, Suite 700
Oklahoma City, OK 73108

Seward E. Robb, PhD.                         11,000                  *
4020 Will Rogers Parkway, Suite 700
Oklahoma City, OK 73108

Eric and Laura Chancellor                   108,235                 6.1
5015 Lakehill Court
Dallas, TX 75220

Larry E. Howell                              95,000                 5.4
101 Park Avenue, Suite 220
Oklahoma City, OK 73102

John Simonelli                               95,000                 5.4
4417 Winding Ridge Road
Norman, OK 73072

All Directors and Executive Officers        458,104                25.4%
as a Group (4 persons)

*    Less than 1%

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The Company's current officers are:

    Name                                  Age  Position(s) with the Company
    ----                                  ---  ----------------------------

    Max Colclasure ...................    57   Chief Executive Officer, Director
    Ronald Hurt ......................    52   Chief Financial Officer
    Seward E. Robb, PhD. .............    71   Director
    Ronald E. Kozak ..................    60   Director

Officers and Directors of the Company

     The following is a brief description of the business experience during the past five years of each of the above-name officers and Directors:


     Max Colclasure, President of the Company and President of Laid Back Corporation. Mr. Colclasure has been president of the Company since 1986 and has an extensive background in sales and marketing, as well as the creative process. Prior to founding Laid Back in 1986, Mr Colclasure had served as a regional V.P. for Pre Paid Legal services, sales manager for Southwestern Directory Co. and managed an advertising agency and promotion company. He attended the University of Central Oklahoma where he majored in business and marketing and returns occasionally to speak to business and marketing classes.

     Ronald G. Hurt has served as served as the Company's Chief Financial Officer and a Director for the past seven years. Prior to joining the Company in 1995, Mr. Hurt was the Vice President and Secretary of Shea Oil & Gas Co., Inc. for twelve years from 1983 through 1995 with responsibility for all financial, accounting and administrative areas. He received an MBA from the University of Wyoming.

     Seward E. Robb, PhD. Dr. Robb has served as a consultant and Board of Director member for the Laid Back since inception in 1985 and the Company since 1990. His is also a minority shareholder in the Company. He received his B.S. degree in accounting from the University of Wyoming in 1955 and a Masters degree in business administration in 1958. His Doctorate degree was earned in 1962 from the University of Texas. Following a three year teaching career at the University of Oklahoma, he initiated a consulting firm in 1966 and has worked primarily with start-up manufacturers in Oklahoma since 1966. Dr. Robb is a firm believer in the free enterprise system, is married to Cynthia for 44 years and has three children, one of whom was employed at Laid Back in the product design and marketing-sales departments.

     Ronald E. Kozak is a newly elected Director for the Company. Mr. Kozak is a business consultant with Strategic Business Resources in Oklahoma City, Oklahoma. In 1996 and 1997 he served as the Chief Executive Officer of Mannatech Incorporated of Coppell, Texas, a dietary supplement, health care products company that used a network-marketing concept to distribute its products throughout the United States and Canada. Mannatech had over $3 million in sales per week when Mr. Kozak left in 1997. Mr. Kozak has served as Executive Vice President, Planning and Market Development, Southwestern Commercial Capital, Inc., a $40.0 million per year SBA lending institution; Senior Vice President, Oklahoma Office, Southwestern Commercial Capital, Inc., a $10.0 million per year SBA lending office; Chief Financial Officer/Controller, Gulfco Industries, Inc., Oklahoma City, Oklahoma, a $40 million per year oil field equipment manufacturing company; and Financial Vice President, Cudd Pressure Control, Inc., a $100 million per year oil field service company. Mr. Kozak has a Bachelors in Business Administration degree from the University of Oklahoma and a Masters in Business Administration degree from Oklahoma City University.

Information with Respect to Standing Committees of the Board and Meetings

     One meeting of the Board of Directors was held during the last fiscal year, which was attended by all of the Directors. Independent Board members receive a fee of $300 per meeting attended for serving in such capacities.


     There is an audit committee of the Board composed of Messrs. Kozak and Robb who are both independent board members. Management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent accountants are responsible for planning and carrying out proper annual audits and quarterly reviews of the Company's financial statements. The independent accountants express an opinion as to the conformity of the annual financial statements with accounting principles generally accepted in the United States of America and also provide a review report regarding the Company's interim financial statements. In the performance of its oversight function, the Audit Committee reviews and discusses the audited financial statements with management and the independent accountants. The Audit Committee has discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Audit Committee also receives the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1. Independence Discussions with Audit Committees, as currently in effect.

     Employment Contracts. The Company has no employment contracts, however, Mr. Colclasure receives $800 per month for sales management and marketing expertise and Mr. Hurt receives $500 per month for financial and accounting assistance as compensation for their respective services rendered to the Company. Messrs. Colclasure and Hurt also receive compensation from Laid Back for services performed for Laid Back (not the Company). Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the company for the benefit of its employees.

Conflicts of Interest

     The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business including Laid Back. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Item 6. Executive Compensation


     Mr Colclasure receives $800 per month for sales management and marketing expertise and Mr. Hurt receives $500 per month for financial and accounting assistance as compensation for their respective services rendered to the Company. That is the only compensation received from the Company. None of the monies paid under the administrative services agreement is paid to either Mr. Colclasure or Mr. Hurt. Messrs. Colclasure and Hurt's compensation from Laid Back is not a part of or tied to any services performed by Laid Back and its employees under the administrative services agreement.The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.



Item 7. Certain Relationships and Related Transactions.

     Although there is no current plan in existence, it is possible that the Company may adopt a plan to pay or accrue compensation other than the monthly payments currently being made to its officers and directors for services related the business operations or to seek business opportunities and completing a merger or acquisition transaction.

     In December 2002 the shareholders of the Company approved the split-off of the product development and distribution business under the name LBE Transition, Inc. to Max Colclasure and Ron Hurt in exchange for a substantial amount of their stock in the Company. The purpose of the split-off was to allow the two different business segments of the Company to do business with competitors and to enhance access to financing by allowing banks and the financial community to focus separately on the different businesses. Prior to the split-off, Mr. Colclasure and his wife owned 2,947,289 shares of the Company common stock representing 64.7% of the issued and outstanding shares. Mr. Hurt and his wife owned 292,218 representing 6.4% of the issued and outstanding shares. Under the terms of the split-off agreement, the Colclasures exchanged 2,500,237 of their shares in the Company and the Hurts exchanged all of their shares in the Company for all of the issued and outstanding shares of LBE Transition, Inc. Such transaction qualified as a tax free split-off under ss.368(d) of the Internal Revenue Code.

Item 8. Description of Securities.

Common Stock

     The Company's Articles of Incorporation authorize the issuance of 24,000,000 shares of Common Stock at $0.01 par value per share. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     As of February 1, 2004, a total of 1,770,717 common shares were issued and outstanding.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

     The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock at $0.01 par value per share. The Board of Directors is authorized to issue shares of preferred stock in series by adoption of a resolution or resolutions for the issue of such series of preferred stock. Each series will have such distinctive designation or title as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Upon issuance, each series will have those voting powers, if any, and those preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of those preferences and/or rights, as stated in such resolution or resolutions providing for the issue of such series of preferred stock.

Staggered Director Terms

     The Certificate of Incorporation provides that the Board members are divided into three classes of directors with the term of office of one class expiring each year. Staggered terms for Directors are considered anti-takeover in nature, inhibiting a change in control of the Company and so possibly reduce the value of the stock to anyone attempting to acquire control of the Company. At present, the Board of Directors consists of three members, Max Colclasure, Dr. Seward E. Robb and Ronald E. Kozak whose terms expire at the annual meeting in 2006, 2005 and 2004 respectively.

Shareholders

     Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

     No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Oklahoma laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer Agent

     The Company currently acts as its own registrar and transfer agent for the Common Stock issued by the Company. The Company is in the process of selecting an outside stock transfer agent.

Reports to Stockholders

     The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters


     The Company's shares of common stock have not traded on the Over-the Counter Bulletin Board or in "Pink Sheets" for a number of years. The Company intends to apply to the NASD for a trading symbol and listing on the Over-the Counter Bulletin Board.

     At February 1, 2004 there were 587 holders of record of the Company's common stock. The Board of Directors does not anticipate paying dividends at anytime in the foreseeable future.

Item 2. Legal Proceedings

     The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

Item 3. Changes in and Disagreements with Accountants.

     Grant Thornton, L.L.P., was the Company's independent public accountants and auditors for the fiscal year ending December 31, 2001 and for the previous six years. Following the split-off, the Company engaged Evans, Gaither & Associates PLLC to be its auditor. There was no disagreement with Grant Thornton.

Item 4. Recent Sales of Unregistered Securities.

     None

Item 5. Indemnification of Directors and Officers

     The Oklahoma Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                TABLE OF CONTENTS

                                     PART II
                                                                            Page

Report of Independent Public Accountants .................................   F-2

Audited Financial Statements 2002, 2003 ..................................   F-3

Unaudited Financial Statements June 30, 2004 .............................  F-14

               REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS



Board of Directors
Gift Liquidators, Inc.



We have audited the accompanying balance sheets of Gift Liquidators, Inc. (an Oklahoma corporation), as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2003, the one month ended December 31, 2002, respectively, and the eight months ended November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gift Liquidators, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the year ended December 31, 2003, the one month ended December 31, 2002, and eight months ended November 30, 2002, respectively, in conformity with accounting principles generally accepted in the United States of America.


As discussed in Note 3, certain costs are allocated to Gift Liquidators, Inc. by an affiliated entity. These allocations may not necessarily be indicative of the conditions that would exist or the results of operations of Gift Liquidators, Inc. if it operated as a stand-alone company.



 /s/ Evans, Gaither, & Assoc., PLLC
EVANS, GAITHER, & ASSOC., PLLC

Edmond, Oklahoma
March 19, 2004




   The accompanying notes are an integral part of these financial statements.

                             Gift Liquidators, Inc.

                                 Balance Sheets
                                  December 31,
     ASSETS                                                  2003         2002
                                                          ---------    ---------
Current Assets:
     Cash                                                 $  11,698    $    --
     Accounts receivable - affiliated entity                   --         69,429
     Inventories                                            315,045      383,739
                                                          ---------    ---------

          Total Assets                                    $ 326,743    $ 453,168
                                                          =========    =========


     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                     $   6,500    $    --
     Accounts payable - affiliated entity                    12,304         --
     Income taxes payable                                      --         50,112
     Accrued Liabilities                                      1,173         --
                                                          ---------    ---------

          Total current liabilities                          19,977       50,112
                                                          ---------    ---------

Stockholders' Equity:
     Preferred stock, par value $0.01, 1,000,000
        shares authorized, none issued                         --           --
     Common stock, par value $0.01, 24,000,000
        shares authorized, 1,770,717 issued and
        outstanding                                          17,707       17,707
     Additional paid-in capital                             382,493      382,493
     Retained earnings                                      (93,434)       2,856
                                                          ---------    ---------

          Total Stockholders' Equity
                                                            306,766      403,056
                                                          ---------    ---------

          Total Liabilities and Stockholders' Equity      $ 326,743    $ 453,168
                                                          =========    =========


   The accompanying notes are an integral part of these financial statements.



                                                  Gift Liquidators, Inc.
                                                 Statements of Operations



                                                  Year ended             One Month          Eight months
                                                 December 31,           December 31,         November 30,
                                                     2003                  2002                 2002
                                                     ----                  ----                 ----
Revenues
         Net Sales                               $   383,145           $    24,543          $   369,161


Costs and expenses
         Cost of products sold                       293,205                 7,360              198,995
         Selling and marketing                       103,063                 2,897               73,341
         General and administrative                   83,167                11,430                6,728
                                                 -----------           -----------          -----------

Income (loss) from operations                        (96,290)                2,856               90,097

Income tax expense                                      --                    --                   --
                                                 -----------          -----------           -----------

Net income (loss)                                $   (96,290)          $     2,856          $    90,097
                                                 ===========           ===========          ===========

Basic and diluted earnings
         (loss) per common share                 $     (0.05)          $       nil          $      0.05


Basic and diluted weighted
         average shares outstanding                1,770,717             1,770,717            1,770,717



                         The accompanying notes are an integral part of these financial statements.

                                                           F-4

                                                   Gift Liquidators, Inc.
                                                  Statement of Cash Flows


                                                             Year ended           One Month          Eight months
                                                            December 31,            ended               ended
                                                                2003             December 31,        November 30,
                                                                ----                2002                2002
                                                                                    ----                ----

Cash flows from operating activities
     Net income (loss)                                        $ (96,290)          $   2,856           $  90,097
                                                              ---------           ---------           ---------
     Adjustments to reconcile net income (loss)
     to net cash provided (used) by operating
     activities
         Contribution of inventory by LBEC                         --                                   310,015
         Deemed dividend to LBEC                                   --                  --              (324,498)
         (Increase) decrease in accounts receivable              69,429             (11,412)              4,100
         (Increase) decrease in inventories                      68,694               8,556            (129,826)
         Increase (decrease) in accounts payable                (31,308)               --                50,112
         Increase (decrease) in
                  other accrued liabilities                       1,173                                    --
                                                              ---------           ---------           ---------

         Total adjustments                                      107,988              (2,856)            (90,097)
                                                              ---------           ---------           ---------

     Net cash provided (used)
                  by operating activities                        11,698                --                  --


Cash flows from investing activities                               --                  --                  --

Cash flows from financing activities                               --                  --                  --
                                                              ---------           ---------           ---------

Increase (decrease) in cash                                      11,698                --                  --

Cash, beginning of period                                          --                                      --
                                                              ---------           ---------           ---------

Cash at end of year                                           $  11,698           $    --             $    --
                                                              =========           =========           =========


Supplemental Disclosures

     Cash paid during year for:
                  Interest                                    $    --             $    --             $    --
                  Taxes                                       $    --             $    --             $    --


                     The accompanying notes are an integral part of these financial statements.

                                                         F-5

                                                      Gift Liquidators, Inc.

                                          Statement of Changes in Stockholders' equity
                         For the year ended December 31, 2003, one month ended December 31, 2002, and eight months ended November 30, 2002



                                                                           Additional
                                                           Common           paid-in         Retained
                                           Shares           Stock           Capital         Earnings           Total
                                           ------           -----           -------         --------           -----


Balance, March 31, 2002                  1,770,717       $   17,707       $  302,726       $    4,153       $  324,586

Transfer of inventory from LBEC                                              310,015                           310,015

Net Income through
     November 30, 2002
     (effective date of split off)                                                             90,097           90,097

Deemed dividend to LBEC
     At split off                                                           (230,248)         (94,250)        (324,498)

Net Income, Month of
     December, 2002                                                                             2,856            2,856
                                        ----------       ----------       ----------       ----------       ----------

Balance, December 31, 2002               1,770,717           17,707          382,493            2,856          403,056

Net Loss                                                                                      (96,290)         (96,290)
                                        ----------       ----------       ----------       ----------       ----------

Balance, December 31, 2003               1,770,717       $   17,707       $  382,493       $  (93,434)      $  306,766
                                        ==========       ==========       ==========       ==========       ==========



                              The accompanying notes are an integral part of these statements.

                                                             F-6

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                        As of December 31, 2003 and 2002


NOTE 1 - NATURE OF OPERATIONS, ORGANIZATION AND FINANCIAL STATEMENT PRESENTATION

On December 20, 2002 Laid Back Enterprises, Inc. shareholders voted to split-off its gift inventory liquidation business from its gift design and merchandising business. Pursuant to a Split-Off Agreement dated December 20, 2002, Laid Back distributed its gift design and merchandising business to Max Colclasure and Ronald Hurt in exchange for a substantial portion of the shares in Laid Back owned by Colclasure and Hurt. The shareholders also voted to approve a change of name of the Company to Gift Liquidators, Inc.

Prior to the split-off Colclasure owned 64.72% of the stock and Hurt owned 6.42%, respectively, of the stock of Laid Back. Minority shareholders owned the remaining outstanding stock of Laid Back. Subsequently, Colclasure and Hurt owned all the outstanding stock of the gift design and merchandising business, now known as Laid Back Enterprises, Corp., ("LBEC) and Colclasure owned 25.78% of the gift inventory liquidation business now known as Gift Liquidators, Inc. ("GLI") with the minority shareholders owning 74.22% of GLI.

Pursuant to the Split-Off Agreement, on December 20, 2002 all of the assets, liabilities and operations were transferred to the entity owned by Colclasure and Hurt except for gift liquidation inventory of $400,019 which was retained by GLI. In addition, all employees work for the gift design and merchandising business. Since GLI has no employees, it entered into an administrative services agreement with Laid Back to share administrative functions and personnel.

In accordance with Emerging Issues Task Force Release 02-11, the Company determined that the substance of this transaction was a reverse split-off. Under the guidance, the Company determined fair market value of the inventory deemed transferred to Gift Liquidators, Inc. at December 1, 2002. Prior to the split off, the Company had historically valued its inventory at lower of cost or market and had made adjustments against the inventory for impairment. The Company believes the inventory value transferred in the split off is valued at fair market value.

The Split-Off Agreement also contains certain provisions relating to assumption of liabilities, and mutual indemnifications of the parties.

These financial statements have been prepared assuming the split-off occurred on April 1, 2001 and therefore include only the activity of the gift liquidation business from that date. The preparation of these financial statements includes the use of "carve out" accounting procedures wherein certain assets, liabilities and expenses historically recorded or incurred at the parent company level, which related to or were incurred on behalf of GLI, have been identified and allocated as appropriate to reflect the financial results of GLI for the periods presented. See Note 3 for further discussion regarding the allocation of costs. The eight months ended November 30, 2002 are presented on this basis.

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                        As of December 31, 2003 and 2002


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Inventories
-----------

The Company values inventory at the lower of the actual cost or its current estimated market value. The Company regularly review inventory quantities on hand, by item, and records a provision for excess inventory based primarily on the Company's historical experience and estimated forecast of product demand using historical sales data relative to the quantity on hand for each item. A significant decrease in demand for the Company's products could result in an increase in the amount of excess inventory quantities on hand.

During the year ended December 31, 2003, GLI determined and recorded a lower-of-cost-or-market of adjustment applicable to the inventory of $36,196. For the period prior to the split-off, specific inventory items were considered liquidation inventory when the decision was made to no longer purchase additional quantities of the item.

Income Taxes
------------

GLI applies the liability method of accounting for income taxes. Under the liability method, deferred income taxes are provided on temporary differences between the-tax basis of an asset or liability and its reported amount in the financial statements and carry forwards that will result in taxable or deductible amounts in future periods. Deferred income tax assets or liabilities are determined by applying the presently enacted tax rates and laws. Additionally, GLI provides a valuation allowance on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Preferred and Common Stock
--------------------------

Preferred Stock - GLI has 1,000,000 shares of preferred stock authorized. As of December 31, 2003 and 2002, none had been issued.

Common Stock - GLI has 24,000,000 shares of common stock authorized. As of December 31, 2003 and 2002, 1,770,717 shares were issued and outstanding.

Earnings Per Share
------------------

Basic and diluted earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Basic and diluted earnings per share are the same for all periods presented.

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                        As of December 31, 2003 and 2002


Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

Revenue Recognition
-------------------

GLI recognizes revenue at the point of sale that occurs when inventory is shipped to its customers. Due to the nature of liquidation inventory, the Company does not generally accept returns. The exception to this policy is for merchandise damaged in shipment, the majority of which is covered by the carrier's insurance.

New Accounting Pronouncements
-----------------------------

In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (E1TF) Issues No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The Statement is effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged. Adoption of this standard did not have a material effect on its financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123 (SFAS 148). This statement amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS 148 were effective for the Company in the first quarter of 2003. Adoption of this standard did not have a material effect on its financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable. FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure provisions of FIN 45 were effective immediately in 2002. The Company is required to adopt the recognition and measurement provisions of FIN 45 on a prospective basis with respect to guarantees issued or modified after December 31,2002. Adoption of this standard did not have a material effect on its financial statements.

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                        As of December 31, 2003 and 2002


In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities"
(VIEs), which is an interpretation of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements." FIN 46 addresses the application of ARB No. 51 to VIEs, and generally would require that assets, liabilities and results of the activity of a VIE be consolidated into the financial statements of the enterprise that is considered the primary beneficiary. This interpretation applies immediately to VIEs created after January 31, 2003, and to VIEs in which a company obtains an interest after that date. The Company has not created or obtained an interest in any VIEs in 2003 or in prior periods. In addition, the interpretation becomes applicable on December 31, 2003 for special purpose entities (SPEs) created prior to February 1, 2003. As of December 31, 2003, the company had no SPEs for which it was considered the primary beneficiary. For non-SPEs in which a company holds a variable interest that it acquired before February 1, 2003, the FASB has postponed the date on which the interpretation will become applicable to March 31, 2004. Adoption of this standard did not have a material effect on its financial statements.

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150"). SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the consolidated balance sheets. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 generally is effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this standard did not have a material effect on its financial statements.

In November 2003, the Emerging Issues Task Force or EITF of the FASB reached a consensus on one issue with respect to EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," thereby requiring certain quantitative and qualitative disclosures for securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Adoption of EITF Issue 03-1, which was effective for us on December 31, 2003, did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," which supersedes SAB No. 101. The primary purpose of SAB No. 104 is to rescind accounting guidance contained in SAB No. 101 and the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" (the FAQ) related to multiple element revenue arrangements. The Company does not expect the issuance of SAB No. 104 to significantly impact its current revenue recognition policies.

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                        As of December 31, 2003 and 2002


NOTE 3 - RELATED PARTY TRANSACTIONS (See NOTE 1)

GLI is completely dependent on LBEC for it's operations. LBEC provides inventory financing; office and warehouse space; warehousing and shipping services; accounting, clerical, and administrative support; and management. These services are provided pursuant to an administrative services agreement as discussed below.

The entire GLI inventory has been obtained from Laid Back, either as Laid Back Enterprises, Inc. prior to the split off, or as Laid Back Enterprises, Corp. after the split off.

The total amount of inventory identified as liquidation items and recognized by GLI was approximately $350,000 for the year ended March 31, 2002 and approximately $310,000 for the eight months ended November 30, 2002.

On November 1, 2003, GLI purchased $196,901 of inventory from LBEC determined to be liquidation items. This purchase was accounted for by a reduction in the amount due from LBEC, in the process creating a liability as of that date to LBEC of $43,192.

The balance due from LBEC at December 31, 2002 consisted of trade receivables of $19,317 and a receivable under the Tax Sharing Agreement of $50,112. The balance due to LBEC at December 31, 2003 consisted of trade payables.

All of the selling and marketing expense and the majority of the general and administrative expense allocated from and is payable to LBEC. Amounts charged to GLI consist primarily of personnel costs, facility costs shipping costs and advertising costs. During the one month ended December 31, 2002 and eight months ended November 30, 2002, GLI was charged $1,000 per month for general and administrative costs. Because of the increased administrative demands after the split-off, GLI was charged $3,500 per month during the year ended December 31, 2003 for the general and administrative costs. Other amounts are determined based on allocations of space used for storage of GLI inventory and time spent by Laid Back personnel in selling and shipping GLI inventory. Management believes the allocation method used provides a reasonable estimate of services provided and the benefits received by GLI.

Amounts receivable from or payable to Laid Back are non-interest bearing and are due on demand.

The following table reflects management's estimates of expenses the Company would have incurred had the Company operated as a stand-alone entity. The estimates assume the Company hired three staff, including a sales manager/CEO; purchased or leased equipment, software, supplies; and rented warehouse facilities.

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                        As of December 31, 2003 and 2002


                                   2003  2003 Estimated    2002   2002 Estimated
                                  Actual   Stand-alone    Actual    Stand-alone
                                 --------    --------    --------    --------
Cost of goods sold               $293,205    $272,843    $206,355    $228,855
Sales and Marketing               103,063      76,354      76,238      57,266
General and Administrative         83,167     137,249      18,158      90,494
                                 --------    --------    --------    --------

Total                            $479,435    $486,446    $300,751    $376,615
                                 ========    ========    ========    ========


The following table sets forth the marketing, sales, and administrative expenses billed to GLI by Laid Back during the year ended December 31, 2003 and nine months ended December 31, 2002. The 2002 amounts include the one month ended December 31, 2002 and eight months ended November 30, 2002:

                                                         2003             2002
                                                       --------         --------
Marketing and Sales
-------------------
Commissions                                            $ 58,454         $ 58,272
Catalog and Selling                                       6,648            4,012
Show and travel                                           2,262             --
Marketing and sales                                      18,000             --
Rent                                                     14,730           13,954
                                                       --------         --------
     Total Marketing and Sales                          100,094           76,238
                                                       --------         --------

Administrative
Accounting and administrative                            12,035           17,000
Insurance                                                 2,754             --
Office Expense                                           12,262              720
Christmas Store                                          11,273             --
Taxes                                                     3,433              438
                                                       --------         --------
     Total Administrative                                41,757           18,158
                                                       --------         --------

Shipping                                                 14,166           10,886
                                                       --------         --------

     Total billed by Laid Back                         $156,017         $105,282
                                                       ========         ========

Shipping costs shown above are included under the caption "Cost of Products Sold" in the Statements of Operations.

NOTE 4 - MAJOR CUSTOMERS AND CONCENTRATIONS

All inventory has been acquired from Laid Back and all sales have been arranged by personnel of Laid Back to customers of Laid Back.

During the year ended December 31, 2003, one major customer accounted for 12.4% of sales. During the one month ended December 31, 2002 and eight months ended November 30, 2002, four customers accounted for 19%, 14%, 13% and 10% of sales, respectively.

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                        As of December 31, 2003 and 2002


NOTE 5 - INCOME TAXES

As of December 31, 2003 and 2002, GLI had no temporary or permanent differences between financial statement and income tax bases.

Management has determined that, due to the nature of its business, realization of the net operating losses generated is unlikely. Therefore, deferred taxes include a valuation allowance reflecting that determination.

                                                    December 31,   December 31,
                                                        2003           2002
                                                     ---------         ----
Deferred income tax asset - Net operating loss       $  10,037         $  0
Valuation allowance                                    (10,037)           0
                                                     ---------         ----

                                                     $       0         $  0
                                                     =========         ====

Increase in valuation allowance                      $  10,037         $  0

The difference between the statutory income tax rate and the provision for income taxes contained herein is the graduated rate brackets. GLI has no other temporary or permanent income tax differences.

The entity that is now GLI was formerly named Laid Back Enterprises, Inc. After the split off described in Note 1, GLI is the successor to the corporate organization and taxpayer identification number of the entire entity. The operations of the entity generated a tax liability of $50,112 for the period ended December 31, 2002.

Pursuant to a Tax Sharing Agreement, GLI recognized as a liability the taxes payable and recorded a receivable from LBEC for the taxes due. LBEC transferred cash to GLI in September, 2003, in satisfaction of this receivable. GLI immediately paid the cash to the IRS in satisfaction of the tax liability.

                             Gift Liquidators, Inc.

                                 Balance Sheets
                                   (Unaudited)
                    As of June 30, 2004 and December 31, 2003

     ASSETS                                                 2004         2003
                                                         ---------    ---------
Current Assets:
     Cash                                                $  28,285    $  11,698
     Accounts receivable - affiliated entity                58,476         --
     Inventory                                             189,712      315,045
                                                         ---------    ---------

          Total Assets                                   $ 276,473    $ 326,743
                                                         =========    =========

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                    $    --      $   6,500
     Accounts payable - affiliated entity                     --         12,304
     Accrued Liabilities                                      --          1,173
                                                         ---------    ---------

          Total current liabilities                                      19,977
                                                         ---------    ---------

Stockholders' Equity:
     Preferred stock, par value $0.01, 1,000,000
       shares authorized, none issued                         --           --
     Common stock, par value $0.01, 24,000,000
       shares authorized, 1,770,717 issued and
       outstanding                                          17,707       17,707
     Additional paid-in capital                            382,493      382,493
     Retained earnings                                    (123,727)     (93,434)
                                                         ---------    ---------

          Total Stockholders' Equity                       267,473      306,766
                                                         ---------    ---------

          Total Liabilities and Stockholders' Equity     $ 276,473    $ 326,743
                                                         =========    =========


   The accompanying notes are an integral part of these financial statements.


                             Gift Liquidators, Inc.

                            Statements of Operations
                                   (Unaudited)
                        For the six months ended June 30,


                                                            2004           2003
                                                        -----------    -----------
Revenues
     Net Sales                                          $   190,745    $   239,184

Costs and expenses
     Cost of products sold                                  131,341        148,230
     Selling and marketing                                   42,928         64,160
     General and administrative                              46,769         40,763
                                                        -----------    -----------

Income (loss) from operations                               (30,293)       (13,969)

Income tax expense                                             --             --
                                                        -----------    -----------

Net income (loss)                                       $   (30,293)   $   (13,969)
                                                        ===========    ===========

Basic and diluted earnings (loss) per common share      $     (0.02)   $     (0.01)

Basic and diluted weighted average shares outstanding     1,770,717      1,770,717



   The accompanying notes are an integral part of these financial statements.

                                      F-15

                             Gift Liquidators, Inc.

                             Statement of Cash Flows
                                   (Unaudited)
                        For the six months ended June 30,


                                                              2004         2003
                                                           ---------    ---------
Cash Flows from Operating Activities:
     Net income (loss)                                     $ (30,293)   $ (13,969)
                                                           ---------    ---------
     Adjustments to reconcile net income (loss)
     to net cash provided (used) by operating activities
          (Increase) decrease in accounts receivable         (58,476)    (125,781)
          (Increase) decrease in inventories                 125,333      141,950
          Increase (decrease) in accounts payable            (18,804)       7,800
          Increase (decrease) in accrued liabilities          (1,173)        --
                                                           ---------    ---------

          Total adjustments                                   46,880       23,969
                                                           ---------    ---------

     Net cash provided (used) by operating activities         16,587       10,000

Cash Flows from Investing Activities                            --           --
Cash Flows From Financing Activities                            --           --
                                                           ---------    ---------

Increase (decrease) in cash                                   16,587       10,000

Cash, beginning of period                                     11,698          --
                                                           ---------    ---------

Cash, at end of period                                     $  28,285    $  10,000
                                                           ---------    ---------


Supplemental Disclosures

     Cash paid during year for:
          Interest                                         $    --      $    --
          Taxes                                            $    --      $    --


   The accompanying notes are an integral part of these financial statements.

                                      F-16

                                   Gift Liquidators, Inc.

                        Statement of Changes in Stockholders' Equity
                                         (Unaudited)
                          For the year six months ended June 30, 2004


                                                         Additional
                                             Common       Paid-in      Retained
                               Shares        Stock        Capital      Earnings       Total
                             ----------    ----------    ----------   ----------    ----------

Balance, December 31, 2003    1,770,717    $   17,707    $  382,493   $  (93,434)   $  306,766

Net Loss                                                                 (30,293)      (30,293)
                             ----------    ----------    ----------   ----------    ----------

Balance, June 30, 2004        1,770,717    $   17,707    $  382,493   $ (123,727)   $  276,473
                             ==========    ==========    ==========   ==========    ==========





              The accompanying notes are an integral part of these statements.

                                            F-17

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                       As of June, 2004 and June 30, 2003


NOTES TO FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - INTERIM FINANCIAL STATEMENTS

On December 20, 2002 Laid Back Enterprises, Inc. shareholders voted to split-off its gift inventory liquidation business from its gift design and merchandising business. Pursuant to a Split-Off Agreement dated December 20, 2003, effective as of December 1, 2002, Laid Back distributed its gift design and merchandising business to Max Colclasure and Ronald Hurt in exchange for a substantial portion of the shares in Laid Back owned by Colclasure and Hurt. The shareholders also voted to approve a change of name of the Company to Gift Liquidators, Inc. (the "Company" or "GLI").

The accompanying unaudited interim financial statements have been prepared by Gift Liquidators, Inc. in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and
Item 310 (b) of Regulation S-B. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under generally accepted accounting principles have been condensed or omitted pursuant to such principles and regulations. The information furnished reflects all adjustments, which are, in the opinion or management, of a normal recurring nature and necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the interim periods presented. Results for interim periods are not necessarily an indication or results to be expected for the year. These notes should be read in conjunction with the notes presented in the annual financial statements included elsewhere herein.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Inventories
-----------

The Company values inventory at the lower of the actual cost or its current estimated market value. The Company regularly reviews inventory quantities on hand, by item, and records a provision for excess inventory based primarily on the Company's historical experience and estimated forecast of product demand using historical sales data relative to the quantity on hand for each item. A significant decrease in demand for the Company's products could result in an increase in the amount of excess inventory quantities on hand.

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                      As of June 30, 2004 and June 30, 2003


Income Taxes
------------

GLI applies the liability method of accounting for income taxes. Under the liability method, deferred income taxes are provided on temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements and carry forwards that will result in taxable or deductible amounts in future periods. Deferred income tax assets or liabilities are determined by applying the presently enacted tax rates and laws. Additionally, GLI provides a valuation allowance on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings Per Share
------------------

Basic and diluted earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Basic and diluted earnings per share are the same for all periods presented.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

Revenue Recognition
-------------------

GLI recognizes revenue at the point of sale which occurs when inventory is shipped to its customers. Due to the nature of liquidation inventory, the Company does not generally accept returns. The exception to this policy is for merchandise damaged in shipment, the majority of which is covered by the carrier's insurance.

NOTE 3 - RELATED PARTY TRANSACTIONS

GLI is completely dependent on LBEC for its operations. Laid Back Enterprises, Corp. ("LBEC" or "Laid Back") provides inventory financing; office and warehouse space; warehousing and shipping services; accounting, clerical, and administrative support and management. These services are provided pursuant to an administrative services agreement.

The following table lists the marketing, sales and administrative expenses incurred in the first six months of 2004 and the first six months of 2003 under the administrative services agreement.

                             Gift Liquidators, Inc.
                          Notes to Financial Statements
                      As of June 30, 2004 and June 30, 2003


                         Administrative Services Billing
                            For the Six Months Ended

                                                   June 30, 2004   June 30, 2003
                                                   -------------   -------------
Marketing & Sales
-----------------
Commission                                            $23,531         $37,984
Catalog & selling                                        --             6,648
Show & travel                                           3,718           2,368
Marketing & Sales                                       9,000           9,000
Rent                                                    6,678           8,160
                                                      -------         -------
     Total Marketing & Sales                          $42,927         $64,160
Administrative
--------------
Accounting & Administrative                           $ 6,000         $ 7,019
Insurance                                               2,848           1,238
Office Expense                                          7,166           2,482
Christmas store                                                         3,519
Taxes                                                   1,680           2,000
                                                      -------         -------
     Total Administrative                             $17,694         $16,258

Shipping
--------
Shipping                                              $ 6,008         $10,095
                                                      -------         -------
     Total Shipping                                   $ 6,008         $10,095
                                                      -------         -------
     Total billed by Laid Back                        $66,629         $90,513
                                                      -------         -------


The following table reflects management's estimates of expenses the Company would have incurred had the Company operated as a stand-alone entity. The estimates assume the Company hired three staff, including a sales manager/CEO; purchased or leased equipment, software, supplies, and rented warehouse facilities.

                                       1st Six Months             1st Six Months
                                             2004                       2003
                          1st Six Months    Estimated 1st Six Months  Estimated
                           2004 Actual   Stand Alone   2003 Actual   Stand Alone
                           -----------   -----------   -----------   -----------

Cost of Goods Sold           131,341       140,333       148,230       154,280

Sales & Marketing             36,249        35,500        56,000        38,852

General & Administrative      53,448        74,889        48,923        70,183
                             -------       -------       -------       -------

                             221,038       250,722       253,153       263,315

                                INDEX TO EXHIBITS

Sk.#

3.1 Amended Certificate of Incorporation of Laid Back Enterprises, Inc. dated 12/17/1990*

3.2 Amendment to the Certificate of Incorporation of Laid Back Enterprises, Inc. dated 12/20/2002*

3.3       Amended and Restated Bylaws*

3.4       Articles of Incorporation of Dorsett Industries, Inc. filed September
          4, 1963*

3.5 Amended Articles of Incorporation of Dorsett Industries, Inc. filed April 29, 1965*

3.6 Amended Articles of Incorporation of Dorsett Industries, Inc. filed August 8, 1968*

3.7 Amended Articles of Incorporation of Dorsett Educational Systems, Inc. filed June 27, 1972*

3.8 Certificate of Merger of Dorsett Educational Systems, Inc. filed January 4, 1990*

10.1      Administrative Services Agreement*

10.2      Split-Off Agreement*

10.3      Tax Sharing Agreement*


*Previously filed

                                   SIGNATURES:

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATED: September 14, 2004

                                          GIFT LIQUIDATORS, INC.


                                          By: /s/ Max Colclasure
                                          -------------------------------------
                                          Max Colclasure
                                          President and Chief Executive Officer


                                          By: /s/ Ronald Hurt
                                          -------------------------------------
                                          Ronald Hurt
                                          Chief Financial Officer


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